Designated Filer:	Brookfield Retail Holdings LLC
Issuer & Ticker Symbol:	The Howard Hughes Corporation (HHC)
Date of Event Requiring Statement:	November 9, 2010

Exhibit 99.1

Explanation of Responses:

(1)         BPH directly acquired shares of Common Stock and Warrants.  Each of (i) BPIC, as the sole managing member of BRH and the holder of Class C interests in BRH, (ii) BPFH, as the sole general partner of BPIC, and (iii) Trilon, as the sole shareholder of BPFH, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares of Common Stock and Warrants are that directly beneficially owned by BRH.  In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Warrants held by BRH is reported herein.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants that are beneficially owned by BRH, except to the extent of any indirect pecuniary interest therein.

(2)         Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $50 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.  The Warrants were acquired for no additional consideration pursuant to the terms of the Amended and Restated Cornerstone Investment Agreement, effective as of March 31, 2010, by and between General Growth Properties, Inc. and Brookfield Retail Holdings LLC (formerly known as REP Investments LLC).